UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 25, 2016, Husky Energy announced that it has reached an agreement under which 65 percent of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan will be sold to Cheung Kong Infrastructure Holdings Limited and Power Assets Holdings Limited. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: April 25, 2016		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy to Sell Partial Interest in Select Midstream Assets for $1.7 Billion

Calgary, Alberta (April 25, 2016) – Husky Energy has reached an agreement under which 65 percent of its ownership interest in select midstream assets in the Lloydminster region of Alberta and Saskatchewan will be sold to Cheung Kong Infrastructure Holdings Limited and Power Assets Holdings Limited (PAH).

Husky will receive $1.7 billion of gross cash proceeds, will have a 35 percent interest in the assets and will remain operator. The sale price represents about 13 times the expected 2016 EBITDA of approximately $180 million.

“We set a high bar for this transaction,” said CEO Asim Ghosh. “It was important to realize full value for these assets and to maintain operatorship and preserve the tight integration between our heavy oil production, marketing and refining assets. We sought partners who shared these objectives and who viewed these as top tier assets that provide considerable growth potential.”

The partners are aligned with expanding Husky’s heavy oil business and have the funding capacity to build the midstream infrastructure requirements associated with the planned construction of additional Lloyd thermal projects in Saskatchewan and Alberta.

“This transaction unlocks significant value and supports our objective of strengthening the balance sheet,” said Ghosh.

The assets involved in this transaction include approximately 1,900 kilometres of pipeline in the Lloydminster region, 4.1 million barrels of oil storage capacity at Hardisty and Lloydminster, and other ancillary assets. A new limited partnership will be formed of which Husky will own 35 percent, Cheung Kong Infrastructure 16.25 percent and PAH 48.75 percent.

The transaction is subject to regulatory approval.

RBC Capital Markets and HSBC Securities (Canada) Inc. acted as financial advisors and Torys LLP acted as legal advisor to Husky. The Board of Directors of Husky appointed a committee of independent Directors of the Board to review and assess the transaction given the related party nature. The committee was advised by BMO Capital Markets as an independent financial advisor, who also provided a fairness opinion to the committee and the Board of Directors of Husky, and Osler, Hoskin & Harcourt LLP as legal advisor.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

Cheung Kong Infrastructure is a global infrastructure company which has diversified investments in Energy Infrastructure, Transportation Infrastructure, Water Infrastructure, Waste Management, Waste-to-Energy and Infrastructure Related Business. It has operations in Hong Kong, Mainland China, the United Kingdom, the Netherlands, Portugal, Australia, New Zealand and Canada. More information is available at www.cki.com.hk

PAH is a global investor in energy businesses investing in electricity generation, transmission and distribution, renewable energy and gas distribution with investments in Mainland China, the United Kingdom, the Netherlands, Portugal, Australia, New Zealand, Canada and Thailand. In its home city Hong Kong, PAH’s flagship investment, HK Electric – established in 1889, is a power utility supplying electricity to Hong Kong Island and Lamma Island. More information is available at www.powerassets.com

For further information, please contact:

Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to the expected 2016 EBITDA from the select midstream assets subject to the sale; and the planned construction of additional Lloyd thermal projects.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2015 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.